EXHIBIT 21

SUBSIDIARIES

1.	Wise Target International Ltd., a wholly-owned corporation formed under the laws of the British Virgin Islands.

2.	Amber Link International Ltd., a wholly-owned corporation formed under the laws of the British Virgin Islands.

3.	Shanghai Sunplus Communication Technology Co., Ltd. (“Sunplus”), a 95% owned corporation formed under the laws of The People’s Republic of China.